Points International to Present at the B. Riley & Co. 17th Annual Investor Conference

Toronto, Canada, May 19, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, today announced that its president, Christopher Barnard and chief financial officer, Michael D’Amico will present at the B. Riley & Co. 17th Annual Investor Conference in Los Angeles, CA.

The Company is scheduled to present on Thursday, May 26, 2016 at 1:30 p.m. Pacific Time (4:30 p.m. Eastern Time). A live webcast, as well as a replay, will be available on the Company’s investor relations website at http://investor.points.com.

About Points
Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. Points continues to leverage the technology and expertise gained from the PointsHound acquisition to develop and expand Points Travel, the first private label eCommerce platform designed specifically for the loyalty industry.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT:
Points Investor Relations
ICR
Garo Toomajanian
IR@points.com